Commission File Number 001-31914
EXHIBIT 99.2
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
IMPORTANT
The Company and all members of its Board of Supervisors warrant that there is no misrepresentation, misleading statements or material omissions in this announcement, and jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.
Announcement on Resolutions of the Eighth Meeting of the Third Session of the Board of Supervisors
The eighth meeting (the “Meeting”) of the third session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on August 25, 2010 at the conference room located at A 16 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated August 11, 2010. All of the Company’s five supervisors, Xia Zhihua, Shi Xiangming, Yang Hong, Wang Xu and Tian Hui attended the Meeting. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (“AOA”) and the Rules of Procedure for the Supervisory Board of the Company.
The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:
1. Passed the A Share Interim Report for the Year of 2010 and the H Share Interim Report for the Year of 2010
The Supervisory Board believed that: The preparation and review procedures of the A Share Interim Report for the Year of 2010 and the H Share Interim Report for the Year of 2010 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company; The content and form of such report meet the requirements of laws, regulations and listing rules of the jurisdictions where the Company is listed; The information contained therein in each respect truly, accurately and completely reflects the operation results and financial conditions of the Company in the first half of 2010; No breach of confidentiality by the staff involved in the preparation and review of the A Share Interim Report for the Year of 2010 and the H Share Interim Report for the Year of 2010 was detected before such opinion was issued.
Voting result: 5 for, 0 against, with no abstention
2. Passed the Proposal on the Solvency Report for the Six Months Ended June 30, 2010
Voting result: 5 for, 0 against, with no abstention
3. Passed the Proposal on the Review of the Internal Audit Work of the Company
Voting result: 5 for, 0 against, with no abstention
Board of Supervisors of China Life Insurance Company Limited
August 25, 2010